SECURITIES AND EXCHANGE

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE

(Amendment No. 1)

UNITED BANCORP INC MICH

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

90944L103 (CUSIP Number)

Check the following space if a fee is

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in the prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CUSIP 90944L103

1.	NAME OF REPORTING PERSON, S.S OR I.R.S. Comerica 38-0477375
2.	CHECK THE APPROPRIATE LETTER IF A MEMBER OF A (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan Banking

NUMBER SHARES BENEFICI OWNED EACH REPORTI PERSON	5. SOLE VOTING POWER: 128,770 6. SHARED VOTING POWER: 0 7. SOLE DISPOSITIVE POWER: 5,402 8. SHARED DISPOSITIVE POWER: 123,368

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH 128,770
10.	CHECK THE SPACE BELOW IF THE AGGREGATE AMOUNT IN
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 5.17%
12.	TYPE OF REPORTING: BK

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Check the following space if a fee is being

Item	Name of Issuer:

UNITED BANCORP INC MICH

Item	Address of Issuer’s Principal

P.O. Box 248 Tecumseh, MI 49286

Item	Name of Person Filing:

Comerica

Item	Address of Principal Business Officer, or

One Detroit Center

Item	Citizenship:

Michigan Banking

Item	Title of Class of Securities:

COMMON STOCK

Item	Cusip Number:

90944L103

Item 3:	This statement is filed in pursuant to Rules 13d-1(b), or 13d-2(b).

The filing person is a Bank as defined in Section 3(a)(6) of the

Item 4:	Ownership

(a) Amount Beneficially

128,770

(b) Percent of Class:

5.17%

(c) Number of Shares as to which

(i) sole power to vote or direct

128,770

(ii) shared power to vote or

0

(iii) sole power to dispose or direct

5,402

(iv) shared power to dispose or

123,368

Item 5:	Ownership of Five Percent of

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial

Item 6:	Ownership of More than Five Percent on

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company:

Item 8:	Identification and Classification of Members

Item 9:	Notice of Dissolution of Group:

Item	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is

Date: 2/13/2006

Comerica Bank

By:	/s/ Kathleen A. Stevenson
Kathleen A. Stevenson Vice President,